UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Visteon Corporation
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

92839U107
(CUSIP Number)

Sandip S. Khosla, Esq. Goldman, Sachs & Co. 200 West Street New York, New York 10282-2188 (212) 902-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2010
(Date of Event which Requires Filing of this Statement)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 92839U107	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,079,455
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,079,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,079,455
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.90%
14	TYPE OF REPORTING PERSON HC-CO

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CUSIP No. 92839U107	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Goldman, Sachs & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF; WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,079,455
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,079,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,079,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.90%
14	TYPE OF REPORTING PERSON BD-PN-IA

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This Amendment No. 1 supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the United States Securities and Exchange Commission on May 18, 2010 (the “Schedule 13D”) relating to the shares of Common Stock, par value $1.00 per share of Visteon Corporation, a Delaware corporation (“Issuer”).  Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer.

Item 5(a) and (c) of the Schedule 13D are hereby amended as follows:

(a) As of June 18, 2010, Goldman Sachs may be deemed to have beneficially owned directly an aggregate of 5,079,455 shares of Common Stock acquired in ordinary course trading activities by Goldman Sachs, representing in the aggregate approximately 3.90% of the shares of Common Stock reported to be outstanding as of April 26, 2010 as disclosed in Company’s most recent quarterly report on Form 10-Q for the period ended March 31, 2010 (the “10-Q”).

As of June 18, 2010, GS Group may be deemed to have beneficially owned indirectly an aggregate of 5,079,455 shares of Common Stock beneficially owned directly by Goldman Sachs described above, representing in the aggregate approximately 3.90% of the shares of Common Stock reported to be outstanding as disclosed in Company’s 10-Q.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I hereto may be deemed to have beneficially owned any shares of Common Stock as of June 18, 2010 other than as set forth herein.

The information set forth in Item 6 of this Schedule 13D as amended or supplemented is hereby incorporated herein by reference.

(c) No transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I hereto, during the period from May 17, 2010 to June 18, 2010.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by adding the following at the end thereof:

On May 24, 2010, the Debtors filed with the Bankruptcy Court a Third Amended Joint Plan of Reorganization and a related Third Amended Disclosure Statement pursuant to the Bankruptcy Code.  The Third Amended Joint Plan of Reorganization of the Debtors is included as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on May 27, 2010.

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On June 17, 2010, the Bankruptcy Court approved the Issuer’s entry into the Equity Commitment Agreement as amended from time to time in accordance with the terms therewith.  On June 15, 2010, the Issuer and the Investors also entered into the First Amendment to the Equity Commitment Agreement, dated as of June 13, 2010.  The First Amendment to the Equity Commitment Agreement amends, among other things, (i) Section 7.2(b) of the Equity Commitment Agreement to extend the date by which the Issuer has to use its commercially reasonable efforts to obtain an order confirming a plan of reorganization to October 4, 2010 and (ii) Section 10.1(c) of the Equity Commitment Agreement to extend the date by which the Equity Commitment Agreement and a disclosure statement must be approved by the Bankruptcy Court to June 20, 1010.  The above summary of the material terms of the First Amendment to the Equity Commitment Agreement is qualified in its entirety by reference to the text of the First Amendment to the Equity Commitment Agreement, a copy of which is attached hereto as Exhibit 2.

On June 14, 2010, the Debtors filed with the Bankruptcy Court a Fourth Amended Joint Plan of Reorganization of the Debtors (the “Fourth Amended Plan”) and a related Fourth Amended Disclosure Statement (“Fourth Amended Disclosure Statement”) pursuant to the Bankruptcy Code.  The Fourth Amended Plan provides, among other things, that, under the Rights Offering Sub Plan (as defined in the Fourth Amended Plan), except to the extent that a holder of a Term Loan Facility Claim (as defined in the Fourth Amended Plan) agrees to a less favorable treatment, (i) if the creditor class comprised of holders of the Term Loan Facility Claims votes to accept the Fourth Amended Plan, such holders shall be paid in full in cash on the Effective Date (as defined in the Fourth Amended Plan) or as soon as practicable thereafter, or (ii) if the creditor class comprised of holders of the Term Loan Facility Claims does not vote to accept the Fourth Amended Plan, the Issuer shall have the option, subject to the reasonable consent of certain of the Investors, to seek to reinstate certain of the Term Loan Facility Claims.  The Fourth Amended Plan also provides, among other things, that, under the Rights Offering Sub Plan (as defined in the Fourth Amended Plan), if the class comprised of holders of Interests (as defined in the Fourth Amended Plan) in the Issuer votes to accept the Fourth Amended Plan, certain holders of Interests in the Issuer shall receive on the Effective Date or as soon as practicable thereafter pro rata portions of (i) warrants to purchase equity in the Reorganized Debtors (as defined in the Fourth Amended Plan), and (ii) 2.0% of the Distributable Equity (as defined in the Fourth Amended Plan), except to the extent that a holder of an Interest in the Issuer agrees to a less favorable treatment.  The above summary of the material terms of the Fourth Amended Plan is qualified in its entirety by reference to the text of the Fourth Amended Plan, a copy of which is included as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on June 17, 2010.

On June 15, 2010, the Issuer and the Investors entered into the First Amendment to the Plan Support Agreement, dated as of June 13, 2010.  The First Amendment to the Plan Support Agreement amends the Plan Support Agreement to conform to the Fourth Amended Plan and the Fourth Amended Disclosure Statement.  The above summary of the material terms of the First Amendment to the Plan Support Agreement is qualified in its entirety by reference to the text of the First Amendment to the Plan Support Agreement, a copy of which is attached hereto as Exhibit 4.

Item 7.  Exhibits.

Exhibit 1
Third Amended Joint Plan of Reorganization for Visteon Corporation and its Debtor Affiliates.  (Incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on May 27, 2010)

Exhibit 2	First Amendment to Equity Commitment Agreement, dated as of June 13, 2010, by and between Visteon Corporation and certain investors.
Exhibit 3
Fourth Amended Joint Plan of Reorganization for Visteon Corporation and its Debtor Affiliates.  (Incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on June 17, 2010)

Exhibit 4	First Amendment to Plan Support Agreement, dated as of June 13, 2010, by and between Visteon Corporation and certain investors.

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Exhibit 5	Joint Filing Agreement, dated May 17, 2010, between The Goldman Sachs Group, Inc. and Goldman, Sachs & Co.
Exhibit 6	Power of Attorney, dated October 6, 2008, relating to The Goldman Sachs Group, Inc.
Exhibit 7	Power of Attorney, dated October 6, 2008, relating to Goldman, Sachs & Co.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 2010

THE GOLDMAN SACHS GROUP, INC.

By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor Title: Attorney-in-fact

GOLDMAN, SACHS & CO.

By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor Title: Attorney-in-fact

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